Bayes Capital Markets, LLC
Statement of Cash Flows
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Cash Received:

For Platform User Fees	$	5,000
For Commissions		11,062

Cash Paid:

To Suppliers	(507,951)
Net Cash Provided by Operating Activities	(491,889)

CAPITAL AND RELATED FINANCING ACTIVITIES

Capital Contributions Received	1,210,000
Net Cash Received/(used) for Financing and Capital Activities	1,210,000
Increase / (Decrease) in Cash and Cash Equivalents	718,111
Cash and Cash Equivalents - Beginning of Year	541,394
Cash and Cash Equivalents - End of Year	$ 1,259,505

RECONCILIATION OF OPERATING LOSS TO
NET CASH USED BY OPERATIONS

Increase in Member's Equity	$	(502,288)

Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
Decrease / (Increase) in Assets:

Accounts Receivable - Miscellaneous	(66)

Increase / (Decrease) in Liabilities:

Accounts Payable and Accrued Expenses	10,465
Net Cash Provided by Operating Activities	$ (491,889)

The accompanying notes are an integral part of these financial statements